Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Adams Resources & Energy, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-251643 and 333-224916) on Forms S-3 and S-8 of Adams Resources & Energy, Inc. of our reports dated March 5, 2021, with respect to the consolidated balance sheets of Adams Resources & Energy, Inc. as of December 31, 2020 and 2019 , and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10-K of Adams Resources & Energy, Inc. Our report dated March 5, 2021 refers to a change in accounting for leases.

/s/ KPMG LLP

Houston, Texas
March 5, 2021